SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  ☑      Form 40-F  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes  ☐      No  ☑

Table of Contents

1.	Press release of July 21, 2003

2.	Press release of August 19, 2003

3.	Press release of August 19, 2003

4.	Press release of August 19, 2003

5.	Press release of August 19, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson Name: Jan Gustavsson Title: General Counsel & Company Secretary

Date: August 20, 2003

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces the acquisition of an Austrian mineral water company

Athens, Greece — July 21, 2003 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today its intention to acquire the Austrian mineral water company Römerquelle GmbH.

The acquisition, which is subject to approval by regulatory authorities, involves production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle.

Irial Finan, Managing Director of CCHBC, commented, “This acquisition is a significant further commitment to our operations in Austria. Römerquelle and Markusquelle have great potential for continued growth in the rapidly expanding bottled water and wellness drinks segments. The acquisition of Römerquelle GmbH complements CCHBC’s strategy of selectively broadening its beverage brands to satisfy consumers”.

Anton Wandl, Managing Director of Römerquelle GmbH, commented, “CCHBC and Römerquelle have had a long and successful partnership through an ongoing distribution arrangement. We believe that this acquisition will take the brand from strength to strength and will allow us to offer enhanced service to our customers and consumers in the growing water segment”.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

INQUIRIES:

Company Contacts:
Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact:
Alastair Hetherington FD Athens	Tel: +44 207 269 7227 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Brian Maddox	Tel: +1 212 850 5600
FD Morgen-Walke	e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

COCA-COLA HBC

Results for the Six Months Ended June 27, 2003 (US GAAP)

HALF YEAR HIGHLIGHTS

•	Volume of 642 million unit cases, 6% ahead of 2002,

•	Cash operating profit* of €320 million, 12% ahead of 2002,

•	Operating profit of €192 million versus €156 million, 23% ahead of 2002,

•	Significant increase in net income to €107 million, from a net loss of €19 million in 2002.

Irial Finan, Managing Director of CCHBC, commented:

“Our strategic commitment to grow the profitability of our business and the improvement in the operating environment enabled us to deliver this strong performance. We remain focused on expanding our product portfolio through new launches and selective acquisitions in the fast expanding water segment. Our financial results so far in the year with the summer selling season near completion gives us renewed confidence for a strong performance for the full year primarily as our intense effort to manage costs and the operating leverage of our wide portfolio of countries remains strong.”

*	We define cash operating profit as operating profit before deductions for depreciation and amortization of intangible assets.

Coca-Cola HBC (“CCHBC”) is one of the world’s largest Coca-Cola bottlers, serving a population of over 500 million people in 26 countries. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depository Receipts are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of US generally accepted accounting principles (“US GAAP”). CCHBC also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on our website: www.coca-colahbc.com.

COCA-COLA HBC

Results for the Six Months Ended June 27, 2003 (US GAAP)

ENQUIRIES:

Company contacts:
Coca-Cola HBC	Tel: +30 210 618 3100
Melina Androutsopoulou	email: melina.androutsopoulou@cchbc.com
Investor Relations Director

Thalia Chantziara	Tel: +30 210 618 3124
Investor Relations Analyst	email: thalia.chantziara@cchbc.com

European press contact:
FD Athens	Tel: +30 210 725 8194
Alastair Hetherington	email: alastair.hetherington@fd.com

US press contact:
FD Morgen — Walke	Tel: +1 212 850 5600
Brian Maddox	email: bmaddox@fdmw.com

CONFERENCE CALL:

CCHBC will host a conference call with financial analysts to discuss the 2003 half year results on 19 August, 2003 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Due to the additional announcements made today, CCHBC will be hosting a morning conference call on 19 August 2003 at 11.00 am Athens time (9.00 am London time) for European financial analysts. Interested parties can access the live, audio webcast through CCHBC’s website (www.coca-colahbc.com).

COCA-COLA HBC

Results for the Six Months Ended June 27, 2003 (US GAAP)

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2003 (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the interim consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Six months ended

	June 27, 2003	June 28, 2002

	(Euros in millions, except per share data)
Net sales revenue	€1,931.0	€1,946.0
Cost of goods sold	(1,168.9)	(1,179.2)

Gross profit	762.1	766.8

Selling, delivery and administrative expenses	(569.8)	(610.9)

Operating profit	192.3	155.9

Interest expense	(32.6)	(31.9)
Other income	4.2	9.1
Other expenses	(0.7)	(3.7)

Income before income taxes	163.2	129.4

Income tax expense	(50.1)	(47.6)
Share of income of equity method investees	1.9	1.9
Minority interest	(7.7)	(8.7)

Net income before cumulative effect of accounting change	107.3	75.0

Cumulative effect of accounting change for Statement No 142, net of income taxes of €25.0 million in 2002	—	(94.0)

Net income (loss)	€107.3	€(19.0)

Basic and diluted net income (loss) per share (in euros):
Before accounting change	0.45	0.32
Cumulative effect of accounting change	—	(0.40)

	€0.45	€(0.08)

See notes to the consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets — unaudited

(Prepared in accordance with US GAAP)

	June 27, 2003	December 31, 2002

	(Euros in millions)
Assets
Current assets:
Cash and cash equivalents	€78.0	€101.3
Trade accounts receivable, less allowances of €22.4 million in 2003 and €20.7 million in 2002	641.4	457.5
Inventories	348.5	309.3
Receivables from related parties	63.1	78.2
Taxes receivable	11.1	11.3
Deferred income taxes	27.3	20.2
Prepaid expenses	59.6	51.9
Other current assets	79.3	73.7

Total current assets	1,308.3	1,103.4

Property, plant, and equipment:
Land	95.0	99.4
Buildings	667.8	682.3
Returnable containers	229.6	216.1
Production and other equipment	1,795.2	1,725.1

	2,787.6	2,722.9
Less accumulated depreciation and amortization	(941.0)	(856.6)

	1,846.6	1,866.3
Construction in progress	61.9	30.3
Advances for equipment purchases	25.5	26.6

	1,934.0	1,923.2

Investments in equity method investees	56.6	53.3
Deferred income taxes	84.1	78.1
Other tangible non-current assets	14.3	20.3
Franchise rights	1,967.2	2,017.4
Goodwill	683.7	699.2

Total assets	€6,048.2	€5,894.9

See notes to the consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets — unaudited

(Prepared in accordance with US GAAP)

	June 27, 2003	December 31, 2002

	(Euros in millions, except share data)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€369.3	€313.1
Accounts payable	263.3	203.5
Accrued expenses	329.2	300.6
Amounts payable to related parties	125.9	87.1
Deposit liabilities	138.5	135.0
Income taxes payable	102.1	72.0
Deferred income taxes	4.5	5.1
Current portion of long-term debt and capital lease obligations	210.7	210.7

Total current liabilities	1,543.5	1,327.1

Long-term debt, less current portion	939.4	950.9
Capital lease obligations, less current portion	30.5	28.4
Employee benefit obligations	77.7	74.4
Deferred income taxes	728.2	718.5
Other long-term liabilities	13.4	17.1

Total long-term liabilities	1,789.2	1,789.3

Minority interests	54.8	65.3

Shareholders’ equity:
Ordinary shares, €0.31 (2002: €0.31) par value:
236,668,596 shares authorized, issued and outstanding	73.4	73.4
Additional paid-in capital	2,154.2	2,154.0
Deferred compensation	(0.6)	(0.5)
Retained earnings	367.5	305.2
Accumulated other comprehensive income	66.2	181.1

Total shareholders’ equity	2,660.7	2,713.2

Total liabilities and shareholders’ equity	€6,048.2	€5,894.9

See notes to the consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows — unaudited

(Prepared in accordance with US GAAP)

	Six months ended

	June 27, 2003	June 28, 2002

	(Euros in millions)
Operating activities
Net income (loss)	€107.3	€(19.0)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	127.9	129.7
Deferred income taxes	(1.9)	(26.6)
Loss (profit) on disposal of assets	0.7	(1.1)
Minority interests	7.7	8.7
Share of income of equity method investees	(1.9)	(1.9)
Cumulative effect of accounting change for Statement No. 142, before income taxes	—	119.0
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other current assets	(197.8)	(181.9)
Inventories	(53.2)	(62.0)
Accounts payable and accrued expenses	176.2	132.9

Net cash provided by operating activities	165.0	97.8

Investing activities
Purchases of property, plant and equipment	(192.9)	(130.9)
Proceeds from disposals of property, plant and equipment	7.2	16.8
Cash payments for acquisitions, net of cash acquired	(57.4)	2.3
Proceeds from sale of trademark	7.6	—
Proceeds from sale of investments	0.9	—
Payment for purchase of investments	(1.6)	—

Net cash used in investing activities	(236.2)	(111.8)

Financing activities
Proceeds from issuance of debt	231.9	122.4
Payments on debt	(128.0)	(29.6)
Payments on capital lease obligations	(4.8)	(2.0)
Dividends paid	(50.5)	(45.1)

Net cash provided by financing activities	48.6	45.7
Effect of exchange rates on cash	(0.7)	2.2

Net (decrease) increase in cash and cash equivalents	(23.3)	33.9

Cash and cash equivalents at beginning of year	101.3	141.7

Cash and cash equivalents at end of period	€ 78.0	€175.6

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity — unaudited

(Prepared in accordance with US GAAP)

	Ordinary Shares					Accumulated
			Additional			other
	Number		paid-in	Deferred	Retained	comprehensive
	of shares	Amount	capital	compensation	earnings	income	Total

	(millions)	(Euros in millions)
As at December 31, 2001	236.7	71.0	2,154.0	(0.4)	292.2	270.4	2,787.2
Net income for 2002	—	—	—	—	58.0	—	58.0
Currency translation adjustment net of applicable income taxes of €11.1m	—	—	—	—	—	(89.7)	(89.7)
Change in fair value of derivatives net of applicable income taxes of €0.8m	—	—	—	—	—	0.4	0.4

Comprehensive income							(31.3)
Capitalisation of reserves	—	2.4	—	—	(2.4)	—	—
Cash dividends (€0.18 per share)	—	—	—	—	(42.6)	—	(42.6)
Change in deferred compensation related to Employee Share Purchase Plan	—	—	—	(0.1)	—	—	(0.1)

As at December 31, 2002	236.7	73.4	2,154.0	(0.5)	305.2	181.1	2,713.2
Net income for 2002	—	—	—	—	107.3	—	107.3
Currency translation adjustment net of applicable income taxes of €0.3m	—	—	—	—	—	(115.6)	(115.6)
Change in fair value of derivatives including income tax credit of €0.4m	—	—	—	—	—	0.7	0.7

Comprehensive income							(7.6)
Cash dividends (€0.19 per share)	—	—	—	—	(45.0)	—	(45.0)
Issuance of stock options	—	—	0.2	(0.1)	—	—	0.1

As at June 27, 2003	236.7	73.4	2,154.2	(0.6)	367.5	66.2	2,660.7

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements – unaudited

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented.

The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Coca-Cola Hellenic Bottling Company’s Annual Report for the year ended December 31, 2002.

Operating results for the six month period ended June 27, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

2.	Accounting Changes

Emerging Issues Task Force (“EITF”) Issue No. 02-16, Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor has been adopted by the Company. The EITF provides guidance on how a customer of a vendor’s products should account for cash consideration received from a vendor. Specifically, cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should be characterized as a reduction of cost of goods sold when recognized in the customer’s income statement. This presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or (b) a reimbursement of costs incurred by the customer to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of the cost. The adoption of the consensus has entailed some reclassification within the company’s income statement, but does not have a material effect upon net sales revenue, cost of goods sold or selling, delivery and administrative charges. This consensus has been applied to new arrangements, including modifications to existing arrangements, entered into after December 31, 2002. The EITF also requires that a rebate of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified period of time should be recognized as a reduction to the cost of sales based on a systematic and rational allocation of cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate provided the amounts offered are probable and reasonably estimated. If the rebate is not probable or reasonably estimatable, it should be recognized as the milestones are achieved. As this consensus is in line with existing company practice, it has no effect on the Company’s financial statements

We have adopted Financial Accounting Standards Board Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement No. 146”) with respect to all exit and disposal activity initiated after December 31, 2002. This statement requires that a liability for costs associated with exit or disposal activity be recognized and measured at fair value when the liability is incurred rather than at the date a company commits to an exit plan. This impacts on the recognition of one-time termination benefits such as severance pay and other termination indemnities where the benefit arranged requires employees to serve beyond the minimum retention period. In such cases, the costs of the one-time termination benefit are recognized at fair value over the term of the retention period.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements — unaudited

Statement No. 146 also addresses accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close functions and relocate employees. A liability for such costs must be recognized and measured at its fair value in the period incurred. In the case of contract termination costs such as operating leases, a liability is recognized and measured at its fair value (less any economic benefit) when the entity terminates the contract. This statement will impact the timing of our recognition of liabilities for costs associated with exit or disposal activities, but as yet has not had a significant effect.

3.	Inventories

Inventories consist of the following (in millions):

	June 27, 2003	June 28, 2002

Finished goods	€133.0	€104.5
Raw materials	145.5	159.1
Consumables	64.0	60.6
Other	6.0	4.4

	€348.5	€328.6

4.	Acquisitions

On September 30, 2002, the Company and The Coca-Cola Company (“TCCC”) jointly acquired the Swiss mineral water bottler, Valser Mineralquellen AG (“Valser”), a private company owned by the Hess Group AG of Bern. Total consideration for the acquisition was €117.3 million (excluding costs), of which CCHBC’s share was €58.7 million. The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser’s production and distribution facilities. The Company acquired the business except for the trademark, which was acquired by TCCC, and the mineral water source, which is owned 50% by each party. At this stage, the acquisition has resulted in the Company recording €29.6 million of goodwill in its established countries segment.

On December 17, 2002, the CCHBC jointly with TCCC acquired the majority of the shares in Romania’s premier sparkling mineral water company, Dorna Apemin S.A. (“Dorna”). Total consideration for the acquisition was €39.0 million (excluding costs), of which the Company’s share was €19.5 million. The acquisition comprised all brands and products of Dorna, including White Spring, Poiana Negri and Dorna mineral waters. The Company’s interest represents 49.1% of the outstanding shares in Dorna. CCHBC has control of the entity and has fully consolidated the net assets of Dorna. The acquisition has been accounted for using the purchase method of accounting. At this stage, the acquisition has resulted in the Company recording €17.3 million of goodwill in its emerging countries segment.

5.	Franchise rights, Goodwill and other intangible assets

In accordance with Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets (“Statement No. 142”), goodwill and indefinite-lived intangible assets (including franchise rights) are no longer amortized but are reviewed annually for impairment. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company began applying the new accounting rules beginning January 1, 2002. For business combinations initiated after June 30, 2001, the new accounting rules were applied from the acquisition date.

The adoption of Statement No. 142 required the Company to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets, with an annual impairment assessment thereafter.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements — unaudited

The cumulative effect of this change in accounting principle was an after-tax decrease to net income of €94.0 million. The deferred income tax benefit related to the cumulative effect of this change was €25.0 million.

The impairment charges resulting in the after-tax decrease to net income for the cumulative effect of this change by applicable operating segment as of January 1, 2002 are as follows (in millions):

Established countries	€17.4
Developing countries	76.6

Total	€94.0

Of the €17.4 million impairment for established countries, €14.1 million relates to franchise rights and €3.3 million relates to goodwill. The impairment arose mainly in Switzerland as a result of a reassessment of projections following lower than expected growth in the non-alcoholic beverages sector in the Swiss market.

Of the €76.6 million impairment for the developing countries, €49.3 million relates to franchise rights and €27.3 relates to goodwill. The impairment charge arose mainly in Poland as a result of a fall in growth expectations arising from a stagnant economic environment.

In accordance with Statement No. 142, a further impairment assessment was conducted at December 31, 2002. No impairment was indicated.

The Company’s franchise rights have an indefinite useful life. Consequently, no amortization is recorded on these franchise rights from January 1, 2002. The following table sets forth the carrying value of intangible assets not subject to amortization (in millions):

	June 27, 2003	December 31, 2002

Unamortized intangible assets:
Franchise rights	€1,967.2	€2,017.4
Goodwill	683.7	699.2

Total	€2,650.9	€2,716.6

The changes in the carrying amount of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

Balance at January 1, 2003	€570.2	€109.7	€19.3	€699.2
Adjustments to goodwill arising on prior period acquisitions	1.0	—	0.6	1.6
Reduction of valuation allowance on net operating losses from acquisition of CCB plc	—	(2.4)	—	(2.4)
Foreign exchange differences	(8.6)	(6.0)	(0.1)	(14.7)

Balance at June 27, 2003	€562.6	€101.3	€19.8	€683.7

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements — unaudited

6.	Segment Information

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Company operates in 26 countries, and its financial results are reported in the following segments:

Established countries:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovak Republic and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Former Yugoslav Republic of Macedonia (FYROM), Moldova, Nigeria, Serbia and Montenegro, Romania, Russia and Ukraine.

The operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. CCHBC evaluates performance and allocates resources primarily based on cash operating profit. Cash operating profit is defined as operating profit before deductions for depreciation and amortization. Information on the Company’s segments is as follows (in millions):

	For the six months ended

	June 27, 2003	June 28, 2002

Net sales revenue
Established	€1,083.1	€1,068.4
Developing	329.4	340.6
Emerging	518.5	537.0

	€1,931.0	€1,946.0

Cash operating profit
Established	€181.9	€164.1
Developing	46.7	45.2
Emerging	91.6	76.3

	320.2	285.6

Depreciation
Established	€(52.1)	€(46.7)
Developing	(31.0)	(33.3)
Emerging	(44.8)	(49.7)

	(127.9)	(129.7)

Operating profit
Established	€129.8	€117.4
Developing	15.7	11.9
Emerging	46.8	26.6

	192.3	155.9

Reconciling items
Interest expense	(32.6)	(31.9)
Other income	4.2	9.1
Other expense	(0.7)	(3.7)
Income tax expense	(50.1)	(47.6)
Share of income of equity method investees	1.9	1.9
Minority interests	(7.7)	(8.7)

Net income before cumulative effect of accounting change	€107.3	€75.0

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements — unaudited

	June 27, 2003	December 31, 2002

Total assets
Established	€ 3,717.2	€ 3,589.9
Developing	1,561.0	1,581.5
Emerging	1,132.1	1,062.7
Corporate	1,791.4	1,602.6
Less: Intersegment receivables	(2,153.5)	(1,941.8)

	€ 6,048.2	€ 5,894.9

7.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	For the six months ended

	June 27,	June 28,
	2003	2002

Numerator
Net income (loss)	€107.3	€(19.0)
Denominator
Basic and diluted average common shares outstanding	236.7	236.7

8.	Seasonality of business

Operating results for the six months ended June 27, 2003 are not indicative of the result that may be expected for the year ended December 31, 2003 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

9.	Dividend

The directors had proposed a dividend of €0.19 per share (totaling €45.0 million) for the year ended December 31, 2002. The proposed dividend was formally approved at the Annual General Meeting and paid in June 2003. The dividend has been accounted for in shareholders’ equity as an appropriation of retained earnings.

10.	Recent Acquisitions

On May 2, 2003, we announced our intention to acquire, jointly with The Coca-Cola Company, 100% of the shares of Multivita sp.z o.o., the Polish mineral water company owned by Maspex sp.z o.o. The purchase of this brand complements our strategy of selectively broadening our portfolio of non-CSD brands, and strengthens further our presence in the Polish market. The acquisition, which is subject to approval by Polish regulatory authorities, among other conditions, includes a production facility at Tylicz and the mineral water brand Multivita. We anticipate the transaction will close during the third quarter of 2003. We do not expect the Polish acquisition to have a material effect on the 2003 results.

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements — unaudited

On July 21, 2003, we announced our intention to acquire the Austrian mineral water company Römerquelle GmbH. The acquisition, which is subject to approval by regulatory authorities, involves production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle.

11.	Stock-Based Compensation

The following table (in millions except earnings per share) illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement 123, Accounting for Stock-Based Compensation — Transition and Disclosure.

	For the six months ended

	June 27,	June 28,
	2003	2002

Net income (loss)	€107.3	€(19.0)
Add: Stock-based employee compensation expense included in net income	0.1	0.7
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(3.4)	(5.4)

Pro forma net income	€104.0	€(23.7)

Earnings per share (euros):
Basic and diluted	0.44	(0.10)

12.	Contingencies

There have been no significant changes in contingencies since our 2002 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission on June 30, 2003 (File No 1-31466).

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces extension to bottler’s agreements and
extension of existing shareholders’ agreement

Athens, Greece — August 19, 2003 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), today announced that The Coca-Cola Company has granted an extension to their bottler’s agreements covering all 26 countries in which Coca-Cola HBC operates. The new agreements, which will commence on January 1, 2004, will have an initial term of ten years, lasting until December of 2013 with the option to request a further ten-year extension (expiring in 2023).

In addition Coca-Cola HBC’s two major shareholders, The Kar-Tess Group and The Coca-Cola Company, have agreed to extend their existing shareholders’ agreement until December 2008. Among the key elements of the shareholders’ agreement is the restriction on the sale of CCHBC’s ordinary shares owned by The Kar-Tess Group and The Coca-Cola Company such that their combined shareholdings remain above 50%.

Coca-Cola HBC has also been informed by Kar-Tess Holding S.A. (a member of The Kar-Tess Group) of an intended restructuring. As a result of this restructuring, approximately 9.4% of Coca-Cola HBC’s shares will be transferred from Kar-Tess Holding S.A. to at least nine persons or entities who are either current shareholders or persons or entities to be nominated by them, none of whom will own individually more than 2.5% of Coca-Cola HBC. These shareholders will commit to a twelve-month lock-up from the date of the transaction. Post completion of this restructuring The Kar-Tess Group will hold 30.4% and The Coca-Cola Company will hold 24.0% of Coca-Cola HBC’s outstanding shares.

Irial Finan, Managing Director of CCHBC commented: “We are very pleased with the renewed long term commitment of our major shareholders through the extended shareholders’ agreement. In addition, the extended duration of the bottlers’ agreements confirms Coca-Cola HBC’s strategic importance within The Coca-Cola system. We have had a lot of success with our diverse markets and growing portfolio of products and look forward to a strong and exciting future. We believe that these actions of support and commitment from our major shareholders reflect that they share our vision”.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

ENQUIRIES:

Company Contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3229
Director of Investor Relations	e-mail: melina.androutsopoulou@cchbc.com

Thalia Chantziara	Tel: +30 210 618 3124
Investor Relations Analyst	e-mail: thalia.chantziara@cchbc.com

European Press Contact:
Alastair Hetherington FD Athens	Tel: +44 207 269 7227 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Brian Maddox	Tel: +1 212 850 5600
FD Morgen-Walke	e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces leveraged re-capitalisation and capital return of €2 per share

Athens, Greece — August 19, 2003 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), today announced its intention to improve the efficiency of its capital structure through a leveraged re-capitalisation, which will result in a capital return of €2 per share to all shareholders.

The record date (the date at which registered shareholders will qualify for this return of capital) will be announced once the relevant regulatory approvals have been obtained.

Coca-Cola HBC’s Board of Directors has approved the plan and believes the proposed re-capitalisation is appropriate for the following reasons:

•	Underlying business continues to be strong as evidenced by the company’s performance in the first half of 2003 and the revised guidance for the full year also announced today

•	CCHBC’s financial ratios remain strong post the leveraged re-capitalisation

•	S&P reaffirmed CCHBC’s long term credit rating of A and short term rating of A-1

•	Proposed re-capitalisation plan will lower CCHBC’s Weighted Average Cost of Capital (WACC) by approximately 50 basis points

•	CCHBC’s operational activities, strategic priorities and performance goals remain unaffected

Today Coca-Cola HBC has invited shareholders to attend an Extraordinary General Assembly on 15 September 2003 to approve a share capital increase through the capitalisation of reserves of €518 million. Following receipt of the required approvals, a second Extraordinary General Assembly will be called to approve a share capital decrease of €473 million and a capital return of €2 per share to all shareholders.

The capital return will be funded through the international debt capital markets and Coca-Cola HBC expects that subject to receipt of the required approvals, the transaction will be finalised in the fourth quarter of 2003.

Irial Finan, Managing Director of CCHBC commented: “We believe that this is the right move, at the right time, to increase the efficiency of the group’s capital structure, whilst delivering returns to our shareholders. There will be no operational or strategic impact on Coca-Cola HBC, and our financial ratios and credit ratings remain strong. We are excited about the future prospects of our business, and we remain focused on its tight management. This transaction is a good example of our commitment to rapidly grow shareholder returns in both the short and the longer term”.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

ENQUIRIES:

Company Contacts:
Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

Debt Investor enquiries: John Fulton Group Treasurer	Tel: +30 210 618 3114 e-mail: john.fulton@cchbc.com

European Press Contact:
Alastair Hetherington	Tel: +44 207 269 7227
FD Athens	Mobile: +30 694 775 2284
e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Brian Maddox	Tel: +1 212 850 5600
FD Morgen-Walke	e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
Invitation of Shareholders to an
Extraordinary General Meeting

Athens, Greece — August 19, 2003 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), today announced the invitation of its shareholders to an Extraordinary General Meeting.

By decision of the Board of Directors of the Company, which was taken on 18 August 2003, in its meeting with number 622 and according to the provisions of Codified Law 2190/1920 “re: Societes Anonymes” and the provisions of article 17 of the Articles of Association of the Company, the Shareholders of the societe anonyme under the tradename “COCA-COLA HELLENIC BOTTLING COMPANY S.A” and the distinctive title “COCA-COLA HBC” are invited to an Extraordinary General Meeting, which will be convened at the “VILLAGE CENTER” cinema, room 8, 3 Fragoklissias Street, Marousi, Athens, Greece, on Monday, 15 September 2003, at 13:00, with the following sole item on the Agenda:

1.	Increase of the share capital by the amount of Five Hundred Eighteen Million Three Hundred Four Thousand Two Hundred Twenty Five Euros and Twenty Four Cents (€ 518,304,225.24) through the capitalization of a portion of the special reserve account “disposal of shares above par value”, thus increasing the nominal value of each share of the Company by Two Euros and Nineteen Cents (€2.19), from Thirty One Cents (€0.31) to Two Euros and Fifty Cents (€2.50) and the corresponding amendment and codification of Article 3 of the Articles of Association of the Company.

Shareholders wishing to participate in the Extraordinary General Meeting must deposit at the Central Offices of the Company (9, Fragoklissias Str, Marousi), at least five (5) days prior to the General Meeting, the relevant certificate of blocking of shares from the Central Securities Depository, and in case of representation by proxy, the relevant legalization documents.

Information concerning representation at the meeting for ADR holders (NYSE), CDI holders (ASX) and shareholders holding their shares through Lloyds TSB Registrars Corporate Nominee Ltd. will be distributed by the Bank of New York, Chess Depositary Nominees Pty Ltd. and Lloyds TSB Registrars Corporate Nominee Limited, respectively.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

ENQUIRIES:

Company Contacts:
Coca-Cola HBC	Tel: +30 210 618 3229
Melina Androutsopoulou	e-mail: melina.androutsopoulou@cchbc.com
Director of Investor Relations

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact:
Alastair Hetherington	Tel: +44 207 269 7227
FD Athens	Mobile: +30 694 775 2284
e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Brian Maddox	Tel: +1 212 850 5600
FD Morgen-Walke	e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com